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Exhibit 99.2

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)
(unaudited)

	December 31 2002	September 30 2003
Assets
Current assets:
Cash and short-term investments	$1,851.0	$1,209.5
Accounts receivable	785.9	658.7
Inventories	775.6	890.1
Prepaid and other assets	115.1	154.3
Deferred income taxes	36.9	38.5

	3,564.5	2,951.1
Capital assets	727.8	688.1
Goodwill from business combinations	948.0	948.0
Intangible assets	211.9	175.3
Other assets	354.6	406.4

	$5,806.8	$5,168.9

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$947.2	$938.8
Accrued liabilities	475.4	371.5
Income taxes payable	24.5	35.3
Deferred income taxes	21.5	21.4
Current portion of long-term debt	2.7	3.1

	1,471.3	1,370.1
Long-term debt	4.2	1.3
Accrued pension and post-employment benefits	77.2	88.2
Deferred income taxes	46.2	57.7
Other long-term liabilities	4.3	5.4

	1,603.2	1,522.7
Shareholders' equity:
Convertible debt (note 4)	804.6	613.8
Capital stock (note 5)	3,670.6	3,308.1
Contributed surplus	5.8	109.4
Deficit	(294.7)	(409.9)
Foreign currency translation adjustment	17.3	24.8

	4,203.6	3,646.2

	$5,806.8	$5,168.9

Subsequent events (note 13)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT)
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Revenue	$1,958.9	$1,634.8	$6,359.6	$4,820.5
Cost of sales	1,827.6	1,570.5	5,914.1	4,631.7

Gross profit	131.3	64.3	445.5	188.8
Selling, general and administrative expenses	69.1	60.6	216.4	180.2
Research and development costs	4.1	8.4	13.6	17.3
Amortization of intangible assets	29.0	12.0	72.7	36.5
Integration costs related to acquisitions	3.0	—	17.1	—
Other charges (note 6)	136.4	49.1	136.4	69.1

Operating loss	(110.3)	(65.8)	(10.7)	(114.3)
Interest on long-term debt	3.5	1.4	14.5	4.0
Interest income, net	(4.6)	(1.7)	(12.5)	(9.1)

Loss before income taxes	(109.2)	(65.5)	(12.7)	(109.2)

Income taxes expense (recovery):
Current	(6.7)	(2.5)	12.4	5.6
Deferred	(11.9)	1.8	(14.6)	(13.8)

	(18.6)	(0.7)	(2.2)	(8.2)

Net loss for the period	(90.6)	(64.8)	(10.5)	(101.0)
Retained earnings (deficit), beginning of period	234.2	(340.6)	162.7	(294.7)
Convertible debt accretion, net of tax	(4.6)	(4.4)	(13.2)	(11.9)
Gain (loss) on repurchase of convertible debt (note 4)	4.3	(0.1)	4.3	(2.3)
Loss on repurchase of capital stock (note 5)	(1.4)	—	(1.4)	—

Retained earnings (deficit), end of period	$141.9	$(409.9)	$141.9	$(409.9)

Basic loss per share (note 8)	$(0.40)	$(0.30)	$(0.09)	$(0.45)
Diluted loss per share (note 8)	$(0.40)	$(0.30)	$(0.09)	$(0.45)
Weighted average number of shares outstanding:
— basic (in millions)	230.1	211.8	230.0	218.9
— diluted (in millions) (note 8)	230.1	211.8	230.0	218.9

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Cash provided by (used in):
Operations:
Net loss for the period	$(90.6)	$(64.8)	$(10.5)	$(101.0)
Items not affecting cash:
Depreciation and amortization	82.7	54.7	239.2	167.3
Deferred income taxes	(11.9)	1.8	(14.6)	(13.8)
Restructuring charges (note 6)	69.6	5.6	69.6	0.7
Other charges (note 6)	9.6	—	9.6	(1.6)
Other	(2.0)	(13.9)	2.2	(8.4)
Changes in non-cash working capital items:
Accounts receivable	178.9	(26.5)	159.3	127.2
Inventories	171.8	(55.2)	452.5	(112.0)
Prepaid and other assets	10.8	5.1	(1.6)	(39.2)
Accounts payable and accrued liabilities	(35.2)	30.0	(18.6)	(112.3)
Income taxes payable	(12.3)	(8.1)	(5.0)	7.0

Non-cash working capital changes	314.0	(54.7)	586.6	(129.3)

Cash provided by (used in) operations	371.4	(71.3)	882.1	(86.1)

Investing:
Acquisitions, net of cash acquired	(7.8)	—	(110.7)	(0.5)
Purchase of capital assets	(44.3)	(39.6)	(119.3)	(87.1)
Proceeds from sale of capital assets	47.2	—	68.2	1.8
Other	(1.0)	0.1	(1.1)	(1.2)

Cash used in investing activities	(5.9)	(39.5)	(162.9)	(87.0)

Financing:
Bank indebtedness	—	—	(1.6)	—
Repayment of long-term debt (note 3)	(130.6)	(0.6)	(145.5)	(2.5)
Debt redemption fees (note 3)	(6.9)	—	(6.9)	—
Deferred financing costs	(0.1)	—	(0.6)	(0.4)
Repurchase of convertible debt (note 4)	(48.3)	(70.6)	(48.3)	(207.4)
Issuance of share capital	1.3	1.1	5.8	4.3
Repurchase of capital stock (note 5)	(17.1)	(65.1)	(17.1)	(265.9)
Other	0.8	0.7	0.5	3.5

Cash used in financing activities	(200.9)	(134.5)	(213.7)	(468.4)

Increase (decrease) in cash	164.6	(245.3)	505.5	(641.5)
Cash, beginning of period	1,683.7	1,454.8	1,342.8	1,851.0

Cash, end of period	$1,848.3	$1,209.5	$1,848.3	$1,209.5

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 9)

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the
2002 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     Nature of business:

        The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

        Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 22 to the 2002 annual consolidated financial statements.

2.     Significant accounting policies:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

        These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2003 and the results of operations and cash flows for the three and nine months ended September 30, 2002 and 2003.

        These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2002 annual consolidated financial statements, except for the following:

(i)    Impairment or disposal of long-lived assets:

        Effective January 1, 2003, the Company adopted the new CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and the revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which are consistent with U.S. GAAP. These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale.

        Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standard, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value which is measured by discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell.

(ii)   Restructuring charges:

        Effective January 1, 2003, the Company adopted the new CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which establishes standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity. These standards are similar to U.S. GAAP. The Company has applied the new standards to restructuring plans initiated after January 1, 2003.

        These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs.

3.     Long-term debt:

        In August 2002, the Company redeemed the entire $130.0 of outstanding 10.5% Senior Subordinated Notes at a premium of 5.25%. See note 6(b).

4.     Convertible debt:

        During the quarter, the Company paid $70.6 to repurchase Liquid Yield Option™ Notes (LYONs) with a principal amount at maturity of $135.2. For the nine months ended September 30, 2003, the Company paid $207.4 to repurchase LYONs with a principal amount at maturity of $405.9. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in note 10 to the 2002 annual consolidated financial statements. The loss on the repurchase of LYONs of $0.1 for the quarter and $2.3 for the nine months ended September 30, 2003, is charged to retained earnings (deficit) and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the amount relating to the principal equity component has been included in the calculation of basic and diluted loss per share. See note 8.

5.     Capital stock:

        During the quarter, the Company repurchased 4.1 million subordinate voting shares at a weighted average price of $15.88 per share. Through September 30, 2003, the Company repurchased a total of 22.0 million subordinate voting shares under its Normal Course Issuer Bids.

6.     Other charges:

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
2001 restructuring (a)	$(1.9)	$—	$(1.9)	$—
Deferred financing costs and debt redemption fees (b)	9.6	—	9.6	—
2002 restructuring (c)	128.7	1.0	128.7	17.3
2003 restructuring (d)	—	48.1	—	53.4
Gain on sale of surplus land	—	—	—	(1.6)

	$136.4	$49.1	$136.4	$69.1

(a)   2001 restructuring:

        The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations. The following table details the activity through the accrued restructuring liability:

Lease and other contractual obligations
Balance at June 30, 2003	$23.2
Cash payments	(2.1)

Balance at September 30, 2003	$21.1

(b)   Deferred financing costs and debt redemption fees:

        In August 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs totalling $9.6.

(c)   2002 restructuring:

        The Company announced a second restructuring plan in July 2002, that focused on the consolidation of facilities and a workforce reduction. The following table details the activity through the accrued restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total
Balance at June 30, 2003	$43.3	$40.8	$7.3	$91.4
Cash payments	(23.9)	(6.1)	(2.7)	(32.7)
Adjustments	0.2	(0.2)	1.0	1.0

Balance at September 30, 2003	$19.6	$34.5	$5.6	$59.7

        As of September 30, 2003, approximately 550 employee positions remain to be terminated. A total of 1,158 employees were terminated during the quarter. The Company expects to complete the major components of its 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

        During the quarter, the Company adjusted its employee termination, lease and other contractual, and facility exit and other costs, by a total of $1.0. For the nine months ended September 30, 2003, the Company adjusted its employee termination, lease and other contractual, and facility exit and other costs, by a total of $24.7, primarily due to changes in planned headcount reductions and to reflect cancellation fees paid for terminating facility leases, offset by an adjustment to its non-cash charge against capital assets of $(7.4). Included in the December 31, 2002 impairment charges were charges of $9.5 related to certain capital assets that were classified as available-for-sale. In the second quarter of 2003, the Company amended its restructuring plans as a result of customer requirements, and brought these assets back into use, resulting in an $8.4 increase to the book value of the assets.

        As of September 30, 2003, capital assets included $29.9 representing assets available-for-sale, primarily in Europe.

(d)   2003 restructuring:

        In January 2003, the Company announced that it will further reduce its manufacturing capacity. The Company had previously estimated the cost of the 2003 restructuring to be between $50.0 and $70.0, of which $53.4 has been incurred to date. The following table details the components of the restructuring charge:

	Three months ended September 30, 2003	Nine months ended September 30, 2003
Employee termination costs	$41.5	$43.9
Lease and other contractual obligations	0.6	0.6
Facility exit costs and other	0.4	0.8
Asset impairment (non-cash)	5.6	8.1

	$48.1	$53.4

        The following table details the activity through the accrued restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total
Balance at June 30, 2003	$—	$—	$—	$—
Provision	41.5	0.6	0.4	42.5
Cash payments	(8.6)	(0.5)	(0.4)	(9.5)

Balance at September 30, 2003	$32.9	$0.1	$—	$33.0

        During the quarter, termination announcements were made to approximately 400 employees in the European operations. The Company expects to pay out the majority of its employee termination costs by the end of 2003.

        The non-cash charge for asset impairment reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired, and are available-for-sale, as a result of the restructuring. The capital assets were written down to their fair values.

        The Company expects to complete the major components of the 2003 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

        The Company expects total restructuring charges recorded in 2003, relating to the 2002 and 2003 restructurings, to be between $90.0 to $95.0.

7.     Segmented information:

        The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, amortization of intangible assets, integration costs related to acquisitions, other charges and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Revenue
Americas	$1,028.4	$729.5	$3,696.6	$2,282.6
Europe	382.3	322.2	1,333.2	1,002.7
Asia	595.4	637.0	1,529.5	1,700.6
Elimination of inter-segment revenue	(47.2)	(53.9)	(199.7)	(165.4)

	$1,958.9	$1,634.8	$6,359.6	$4,820.5

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
EBIAT
Americas	$38.3	$1.0	$122.7	$23.6
Europe	(14.0)	(20.9)	13.2	(80.0)
Asia	33.8	15.2	79.6	47.7

	58.1	(4.7)	215.5	(8.7)
Interest, net	1.1	0.3	(2.0)	5.1
Amortization of intangible assets	(29.0)	(12.0)	(72.7)	(36.5)
Integration costs related to acquisitions	(3.0)	—	(17.1)	—
Other charges (note 6)	(136.4)	(49.1)	(136.4)	(69.1)

Loss before income taxes	$(109.2)	$(65.5)	$(12.7)	$(109.2)

	As at September 30
	2002	2003
Total assets
Americas	$3,224.1	$2,034.2
Europe	1,288.1	1,072.6
Asia	1,979.5	2,062.1

	$6,491.7	$5,168.9

Goodwill
Americas	$244.5	$115.7
Europe	75.5	—
Asia	835.1	832.3

	$1,155.1	$948.0

8.     Weighted average shares outstanding and loss per share:

        The following table sets forth the calculation of basic and diluted loss per share:

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Numerator:
Net loss	$(90.6)	$(64.8)	$(10.5)	$(101.0)
Convertible debt accretion, net of tax	(4.6)	(4.4)	(13.2)	(11.9)
Gain on repurchase of convertible debt, net of tax(1)	4.0	5.5	4.0	15.4

Loss available to common shareholders	$(91.2)	$(63.7)	$(19.7)	$(97.5)
Denominator:
Weighted average shares — basic (in millions)	230.1	211.8	230.0	218.9
Effect of dilutive securities (in millions):
Employee stock options(2)	—	—	—	—
Convertible debt(2)	—	—	—	—

Weighted average shares — diluted (in millions)	230.1	211.8	230.0	218.9
Loss per share:
Basic	$(0.40)	$(0.30)	$(0.09)	$(0.45)
Diluted	$(0.40)	$(0.30)	$(0.09)	$(0.45)

(1)
The gain on the principal equity component of the convertible debt repurchase, is included in the calculation of basic and diluted loss per share. See note 4.

(2)
For the three and nine months ended September 30, 2002 and 2003, excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss.

9.     Supplemental cash flow information:

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
Paid during the period:
Interest	$5.1	$2.3	$17.2	$6.5
Taxes	$4.5	$8.1	$16.0	$13.7
Non-cash financing activities:
Convertible debt accretion, net of tax	$4.6	$4.4	$13.2	$11.9

10.   Stock-based compensation and other stock-based payments:

        In accordance with the CICA Handbook Section 3870, the Company discloses pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for employee stock options under the fair value method. The Company has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

        The fair value of the options issued by the Company during the quarter was determined using the Black-Scholes option pricing model. The Company used the following weighted average assumptions in the quarter: risk-free rate of 3.8%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and an expected option life of 4.5 years. The weighted average grant date fair values of options issued during the quarter was $9.37 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis. For the three months ended September 30, 2003, the Company's pro forma net loss is $67.1 and the pro forma basic and diluted loss per share is $0.31. For the nine months ended September 30, 2003, the Company's pro forma net loss is $108.5 and the pro forma basic and diluted loss per share is $0.48. The Company's stock option plans are described in note 11 in the 2002 consolidated financial statements.

11.   Guarantees and contingencies:

        Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees.

        Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At September 30, 2003, these liabilities, including guarantees of employee share purchase loans, amounted to $67.5 (June 30, 2003 — $67.1).

        In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these types of indemnifications.

        Under the terms of an existing real estate lease, which expires in 2004, Celestica has the right to acquire the real estate at any time, at an amount equal to the lease balance, which at September 30, 2003 was $37.3. In August 2003, Celestica notified the lessor of its intention to acquire this real estate. The transaction is expected to close in December 2003 for a purchase price of $37.3.

12.   Comparative information:

        The Company has reclassified certain prior period information to conform to the current period's presentation.

13.   Subsequent events:

        In October 2003, the Company announced the following:

        The Company entered into an agreement to acquire all the shares of Manufacturers' Services Limited (MSL). The common shareholders of MSL are entitled to receive 0.375 subordinate voting shares of Celestica for each share of MSL, subject to adjustments. Preferred shareholders of MSL are entitled to receive cash, or at the holder's election, shares of Celestica. This acquisition is subject to MSL shareholder approval and governmental approvals and is expected to close in December 2003 or January 2004.

        The Company may, from time-to-time, purchase additional LYONs on the open market. The Company has been authorized by the board of directors to spend up to an additional $100.0 to repurchase LYONs, at management's discretion. This is in addition to the amounts previously authorized, of which $42.3 remains available for future purchases.

QuickLinks

CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT) (in millions of U.S. dollars, except per share amounts) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts) (unaudited)